SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 3, 2023

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, May 2, 2023 regarding “Ericsson resolves on an acquisition offer for C shares for LTV II 2023, LTV 2022 and LTV 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: May 3, 2023

PRESS RELEASE May 2, 2023

Ericsson resolves on an acquisition offer for C shares for LTV II 2023, LTV 2022 and LTV 2021

In accordance with the resolutions by the Annual General Meeting 2023, Ericsson (NASDAQ:ERIC) expands its treasury stock in order to provide shares for the Long-Term Variable Compensation Programs LTV II 2023, LTV 2022 and LTV 2021 for Ericsson’s executive team and other executives.

The Board of Directors of Ericsson has today resolved, by virtue of authorizations given by the Annual General Meeting on March 29, 2023 (the “AGM 2023”), to direct an acquisition offer to all holders of C shares to acquire these shares. The acquisition shall be made during the period May 11 – May 25, 2023 and payment for acquired shares shall be made in cash with approximately SEK 5 per share (corresponding to the quota value of the Ericsson share).

The offer is part of the financing of Ericsson’s Long-Term Variable Compensation Programs LTV II 2023, LTV 2022 and LTV 2021 and includes all 10 million C shares which the AGM 2023 resolved to issue to Investor AB for these programs. Investor AB have today subscribed for all 10 million C shares and informed Ericsson that they intend to accept the acquisition offer.

Once all 10 million C shares have been acquired by Ericsson, the Board intends to convert them to B shares. After the conversion, the total number of shares in Ericsson will amount to 3,344,151,735, of which 261,755,983 are A shares and 3,082,395,752 are B shares. Ericsson currently holds 4,009,306 B shares as treasury stock.

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here

Subscribe to Ericsson blog posts here

https://twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

1 (2)

PRESS RELEASE May 2, 2023

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

2 (2)